SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 16)

Ambev S.A.

(Name of Issuer)

Ambev Inc.

(Translation of Issuer’s Name into English)

Common Shares, without par value

American Depositary Shares, each of which represents 1 (one) Common Share,

without par value, evidenced by American Depositary Receipts

(Title of Class or Securities)

02319V103

(CUSIP Number)

Benoit Loore Anheuser-Busch InBev SA/NV Brouwerijplein 1 3000 Leuven Belgium +32 16 27 68 70	George H. White Sullivan & Cromwell LLP 1 New Fetter Lane London EC4A 1AN England +44 20 7959-8900	Paul Alain Foriers Sandrine Hirsch Simont Braun Avenue Louise 149 (20) B-1050 Bruxelles Belgium +32 2 543 70 80

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

April 11, 2016

(Date of Event to Which This Filing Relates)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

(Continued on following pages)

CUSIP No. 02319V103

1	Names of reporting persons: Anheuser-Busch InBev SA/NV (formerly InBev SA/NV and Interbrew S.A.)
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions): OO, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization: Kingdom of Belgium
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 11,283,145,506 Common Shares [1]
	9	Sole dispositive power: 0
	10	Shared dispositive power: 11,283,145,506 Common Shares [1]
11	Aggregate amount beneficially owned by each reporting person: 11,283,145,506 Common Shares [1]
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11): 71.9% [1]
14	Type of reporting person (see instructions): CO

[1]	Includes (i) the 1,279,926,158 common shares of Ambev S.A. (formerly Companhia de Bebidas das Américas – Ambev) (“Ambev”) currently beneficially owned by Ambrew S.à.R.L., a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV (formerly InBev SA/NV and Interbrew S.A.) (“Anheuser-Busch InBev”), a Belgium corporation; (ii) the 8,441,956,047 common shares of Ambev currently beneficially owned by Interbrew International B.V. a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV; and (iii) the 1,561,263,301 common shares of Ambev held by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação”), a Brazilian foundation that primarily provides health benefits to Ambev employees and their dependents. Ambrew S.à.R.L., Interbrew International B.V. and the Fundação are party to the New Ambev Shareholders’ Agreement (defined below). Anheuser-Busch InBev is controlled by the Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew), which is in turn wholly-owned together by BRC S.à.R.L. (“BRC”) and EPS Participations S.à.R.L. (“EPS Participations”), which is wholly owned by Eugénie Patri Sébastien S.A. (formerly Eugénie Patri Sébastien SCA) (“EPS”). BRC is controlled by Jorge Paulo Lemann (“Mr. Lemann”), Carlos Alberto da Veiga Sicupira (“Mr. Sicupira”) and Marcel Herrmann Telles (“Mr. Telles”). The Stichting Anheuser-Busch InBev, BRC, EPS Participations and EPS are party to the 2016 Shareholders’ Agreement (defined below), and together indirectly and directly own 831,030,526 Anheuser-Busch InBev ordinary shares, as of April 18, 2016, representing approximately 51.7% of all issued and outstanding Anheuser-Busch InBev ordinary shares (other than treasury shares). See Items 2, 3, 4, 5 and 6 of this Schedule 13D.

CUSIP No. 02319V103

1	Names of reporting persons: Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew)
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization: The Netherlands
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 11,283,145,506 Common Shares [1]
	9	Sole dispositive power: 0
	10	Shared dispositive power: 11,283,145,506 Common Shares [1]
11	Aggregate amount beneficially owned by each reporting person: 11,283,145,506 Common Shares [1]
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11): 71.9% [1]
14	Type of reporting person (see instructions): OO

[1]	Includes (i) the 1,279,926,158 common shares of Ambev S.A. (formerly Companhia de Bebidas das Américas – Ambev) (“Ambev”) currently beneficially owned by Ambrew S.à.R.L., a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV (formerly InBev SA/NV and Interbrew S.A.) (“Anheuser-Busch InBev”), a Belgium corporation; (ii) the 8,441,956,047 common shares of Ambev currently beneficially owned by Interbrew International B.V. a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV; and (iii) the 1,561,263,301 common shares of Ambev held by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação”), a Brazilian foundation that primarily provides health benefits to Ambev employees and their dependents. Ambrew S.à.R.L., Interbrew International B.V. and the Fundação are party to the New Ambev Shareholders’ Agreement (defined below). Anheuser-Busch InBev is controlled by the Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew), which is in turn wholly-owned together by BRC S.à.R.L. (“BRC”) and EPS Participations S.à.R.L. (“EPS Participations”), which is wholly-owned by Eugénie Patri Sébastien S.A. (formerly Eugénie Patri Sébastien SCA) (“EPS”). BRC is controlled by Jorge Paulo Lemann (“Mr. Lemann”), Carlos Alberto da Veiga Sicupira (“Mr. Sicupira”) and Marcel Herrmann Telles (“Mr. Telles”). The Stichting Anheuser-Busch InBev, BRC, EPS Participations and EPS are party to the 2016 Shareholders’ Agreement (defined below), and together indirectly and directly own 831,030,526 Anheuser-Busch InBev ordinary shares, as of April 18, 2016, representing approximately 51.7% of all issued and outstanding Anheuser-Busch InBev ordinary shares (other than treasury shares). See Items 2, 3, 4, 5 and 6 of this Schedule 13D.

CUSIP No. 02319V103

1	Names of reporting persons: Eugénie Patri Sébastien S.A.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization: Luxembourg
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 11,283,145,506 Common Shares [1]
	9	Sole dispositive power: 0
	10	Shared dispositive power: 11,283,145,506 Common Shares [1]
11	Aggregate amount beneficially owned by each reporting person: 11,283,145,506 Common Shares [1]
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 71.9%[1]
14	Type of reporting person (see instructions): CO

[1]	Includes (i) the 1,279,926,158 common shares of Ambev S.A. (formerly Companhia de Bebidas das Américas – Ambev) (“Ambev”) currently beneficially owned by Ambrew S.à.R.L., a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV (formerly InBev SA/NV and Interbrew S.A.) (“Anheuser-Busch InBev”), a Belgium corporation; (ii) the 8,441,956,047 common shares of Ambev currently beneficially owned by Interbrew International B.V. a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV; and (iii) the 1,561,263,301 common shares of Ambev held by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação”), a Brazilian foundation that primarily provides health benefits to Ambev employees and their dependents. Ambrew S.à.R.L., Interbrew International B.V. and the Fundação are party to the New Ambev Shareholders’ Agreement (defined below). Anheuser-Busch InBev is controlled by the Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew), which is in turn wholly-owned together by BRC S.à.R.L. (“BRC”) and EPS Participations S.à.R.L. (“EPS Participations”), which is wholly owned by Eugénie Patri Sébastien S.A. (formerly Eugénie Patri Sébastien SCA) (“EPS”). BRC is controlled by Jorge Paulo Lemann (“Mr. Lemann”), Carlos Alberto da Veiga Sicupira (“Mr. Sicupira”) and Marcel Herrmann Telles (“Mr. Telles”). The Stichting Anheuser-Busch InBev, BRC, EPS Participations and EPS are party to the 2016 Shareholders’ Agreement (defined below), and together indirectly and directly own 831,030,526 Anheuser-Busch InBev ordinary shares, as of April 18, 2016, representing approximately 51.7% of all issued and outstanding Anheuser-Busch InBev ordinary shares (other than treasury shares). See Items 2, 3, 4, 5 and 6 of this Schedule 13D.

Eugénie Patri Sébastien S.A. disclaims beneficial ownership of the securities subject to this statement on Schedule 13D.

CUSIP No. 02319V103

1	Names of reporting persons: Ambrew S.à.R.L.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization: Luxembourg
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 11,283,145,506 Common Shares [1]
	9	Sole dispositive power: 0
	10	Shared dispositive power: 11,283,145,506 Common Shares [1]
11	Aggregate amount beneficially owned by each reporting person: 11,283,145,506 Common Shares [1]
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11): 71.9% [1]
14	Type of reporting person (see instructions): OO

[1]	Includes (i) the 1,279,926,158 common shares of Ambev S.A. (formerly Companhia de Bebidas das Américas – Ambev) (“Ambev”) currently beneficially owned by Ambrew S.à.R.L., a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV (formerly InBev SA/NV and Interbrew S.A.) (“Anheuser-Busch InBev”), a Belgium corporation; (ii) the 8,441,956,047 common shares of Ambev currently beneficially owned by Interbrew International B.V. a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV; and (iii) the 1,561,263,301 common shares of Ambev held by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação”), a Brazilian foundation that primarily provides health benefits to Ambev employees and their dependents. Ambrew S.à.R.L., Interbrew International B.V. and the Fundação are party to the New Ambev Shareholders’ Agreement (defined below). Anheuser-Busch InBev is controlled by the Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew), which is in turn wholly-owned together by BRC S.à.R.L. (“BRC”) and EPS Participations S.à.R.L. (“EPS Participations”), which is wholly owned by Eugénie Patri Sébastien S.A. (formerly Eugénie Patri Sébastien SCA) (“EPS”). BRC is controlled by Jorge Paulo Lemann (“Mr. Lemann”), Carlos Alberto da Veiga Sicupira (“Mr. Sicupira”) and Marcel Herrmann Telles (“Mr. Telles”). The Stichting Anheuser-Busch InBev, BRC, EPS Participations and EPS are party to the 2016 Shareholders’ Agreement (defined below), and together indirectly and directly own 831,030,526 Anheuser-Busch InBev ordinary shares, as of April 18, 2016, representing approximately 51.7% of all issued and outstanding Anheuser-Busch InBev ordinary shares (other than treasury shares). See Items 2, 3, 4, 5 and 6 of this Schedule 13D.

CUSIP No. 02319V103

1	Names of reporting persons: Interbrew International B.V.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
6	Citizenship or place of organization: The Netherlands
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 11,283,145,506 Common Shares [1]
	9	Sole dispositive power: 0
	10	Shared dispositive power: 11,283,145,506 Common Shares [1]
11	Aggregate amount beneficially owned by each reporting person: 11,283,145,506 Common Shares [1]
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11): 71.9% [1]
14	Type of reporting person (see instructions): OO

[1]	Includes (i) the 1,279,926,158 common shares of Ambev S.A. (formerly Companhia de Bebidas das Américas – Ambev) (“Ambev”) currently beneficially owned by Ambrew S.à.R.L., a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV (formerly InBev SA/NV and Interbrew S.A.) (“Anheuser-Busch InBev”), a Belgium corporation; (ii) the 8,441,956,047 common shares of Ambev currently beneficially owned by Interbrew International B.V. a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV; and (iii) the 1,561,263,301 common shares of Ambev held by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação”), a Brazilian foundation that primarily provides health benefits to Ambev employees and their dependents. Ambrew S.à.R.L., Interbrew International B.V. and the Fundação are party to the New Ambev Shareholders’ Agreement (defined below). Anheuser-Busch InBev is controlled by the Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew), which is in turn wholly-owned together by BRC S.à.R.L. (“BRC”) and EPS Participations S.à.R.L. (“EPS Participations”), which is wholly owned by Eugénie Patri Sébastien S.A. (formerly Eugénie Patri Sébastien SCA) (“EPS”). BRC is controlled by Jorge Paulo Lemann (“Mr. Lemann”), Carlos Alberto da Veiga Sicupira (“Mr. Sicupira”) and Marcel Herrmann Telles (“Mr. Telles”). The Stichting Anheuser-Busch InBev, BRC, EPS Participations and EPS are party to the 2016 Shareholders’ Agreement (defined below), and together indirectly and directly own 831,030,526 Anheuser-Busch InBev ordinary shares, as of April 18, 2016, representing approximately 51.7% of all issued and outstanding Anheuser-Busch InBev ordinary shares (other than treasury shares). See Items 2, 3, 4, 5 and 6 of this Schedule 13D.

Item 1.	Security and Issuer.

This Amendment No. 16 (“Amendment No. 16”) amends the Schedule 13D originally filed on March 15, 2004, as amended by Amendment No. 1 thereto filed on May 27, 2004, Amendment No. 2 thereto filed on June 3, 2004, each on behalf of Anheuser-Busch InBev SA/NV (formerly InBev SA/NV and Interbrew S.A.) (“Anheuser-Busch InBev”), the Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew) (the “Stichting”) and Eugénie Patri Sébastien S.A. (formerly Eugénie Patri Sébastien SCA) (“EPS”), Amendment No. 3 thereto filed on September 2, 2004, Amendment No. 4 thereto filed on September 10, 2004, Amendment No. 5 thereto filed on October 13, 2004, Amendment No. 6 thereto filed on February 15, 2005, Amendment No. 7 thereto filed on March 1, 2005, Amendment No. 8 thereto filed on March 28, 2005, Amendment No. 9 thereto filed on April 5, 2005, Amendment No. 10 thereto filed on June 10, 2005 each on behalf of Anheuser-Busch InBev, the Stichting, EPS, Empresa de Administração e Participações S.A. – ECAP, InBev Holding Brasil S.A. (formerly Braco Investimentos S.A.), Ambrew S.à.R.L. (formerly Tinsel Investments S.A.) (“Ambrew”) and Interbrew International B.V. (“IIBV”) (Anheuser-Busch InBev, the Stichting, EPS, Ambrew and IIBV collectively referred to herein as the “Reporting Persons”), Amendment No. 11 thereto filed on April 26, 2006, Amendment No. 12 thereto filed on December 19, 2008, Amendment No. 13 thereto filed on February 12, 2010, Amendment No. 14 thereto filed on December 30, 2014 and Amendment No. 15 thereto filed on March 9, 2016 on behalf of the Reporting Persons, relating to the common shares, without par value (the “Ambev Common Shares”), of Ambev S.A., a corporation incorporated under the laws of the Federative Republic of Brazil (formerly Companhia de Bebidas das Américas – Ambev or “Old Ambev”) (“Ambev”) (the Schedule 13D, as so amended, is referred to herein as the “Schedule 13D”). Ambev Common Shares are listed on the New York Stock Exchange in the form of American Depositary Shares, each of which represents 1 (one) Ambev Common Share. The American Depositary Shares are evidenced by American Depositary Receipts. The address of Ambev’s principal executive offices is Rua Dr. Renato Paes de Barros, 1017, 3rd Floor, 04530-000, São Paulo, SP, Brazil.

Amendments Nos. 1 through 13 can be located by reference to Old Ambev’s CIK number 0001113172 and SEC file number 005-50972.

Item 2.	Identity and Background.

This Item 2 is hereby amended and supplemented as follows:

The address of the principal office of Ambrew is 15, Breedewues, 1259 Senningerberg, G.D. Luxembourg.

The name, citizenship, business address and present principal occupation or employment of each of the executive officers and directors of Anheuser-Busch InBev, IIBV, the Stichting, EPS, and Ambrew and the name, principal business and address of the corporation or other organization in which such employment is conducted are set forth in Annexes A-1 through A-5 to this Amendment No. 16.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Item 6 is hereby amended and supplemented by inserting the following paragraphs at the end of this item, provided that the section headed “Recommended Acquisition of SABMiller plc by Anheuser-Busch InBev” that was added by Amendment No. 15 is hereby replaced with the following section:

Recommended Acquisition of SABMiller plc by Anheuser-Busch InBev

On November 11, 2015, the board of Anheuser-Busch InBev and the board of SABMiller plc announced that they had reached agreement on the terms of a recommended acquisition by Anheuser-Busch InBev of the entire issued and to be issued share capital of SABMiller plc. The transaction will be implemented by means of the acquisition of SABMiller plc by a Belgian company formed for the purposes of the transaction (“Newbelco”), followed by (i) the voluntary takeover bid to be launched by Anheuser-Busch InBev for the entire share capital of Newbelco and (ii) the subsequent reverse merger of Anheuser-Busch InBev into Newbelco, with Newbelco as the surviving entity and the new holding company for the combined group ((i) and (ii) jointly referred to as the “SABMiller Transaction”).

Upon completion of the SABMiller Transaction, the Stichting will be the largest shareholder of Newbelco. Ambrew and IIBV will be wholly-owned subsidiaries of Newbelco.

For the purposes of the remainder of this Item 6, all references to Anheuser-Busch InBev shall be deemed to refer, post-completion of the SABMiller Transaction, to Newbelco.

2016 Shareholders’ Agreement

On April 11, 2016, the Stichting, EPS, EPS Participations, BRC and Rayvax entered into an Amended and Restated New Shareholders’ Agreement (the “2016 Shareholders’ Agreement”) that amends the New Shareholders’ Agreement dated December 18, 2014 (the “2014 Shareholders’ Agreement”).

The 2016 Shareholders’ Agreement addresses, among other things, certain matters relating to the governance and management of both Anheuser-Busch InBev and the Stichting, as well as (i) the transfer of the Stichting certificates and (ii) the de-certification and re-certification process for the Anheuser-Busch InBev shares and the circumstances in which the Anheuser-Busch InBev shares held by the Stichting may be de-certified and/or pledged at the request of BRC, EPS or EPS Participations.

The 2016 Shareholders’ Agreement provides for restrictions on the ability of BRC and EPS/EPS Participations to transfer their Stichting certificates.

Pursuant to the terms of the 2016 Shareholders’ Agreement, BRC and EPS jointly and equally exercise control over the Stichting and the Anheuser-Busch InBev shares held by the Stichting. The Stichting is managed by an eight-member board of directors and each of BRC and EPS/EPS Participations have the right to appoint four directors to the Stichting board of directors. Subject to certain exceptions, at least seven of the eight Stichting directors must be present or represented in order to constitute a quorum of the Stichting board, and any action to be taken by the Stichting board of directors will, subject to certain qualified majority conditions, require the approval of a majority of the directors present or represented, including at least two directors appointed by BRC and two directors appointed by EPS/EPS Participations. Subject to certain exceptions, all decisions of the Stichting with respect to the Anheuser-Busch InBev shares it holds, including how such shares will be voted at Anheuser-Busch InBev’s shareholders’ meetings, will be made by the Stichting board of directors.

The 2016 Shareholders’ Agreement requires the Stichting board of directors to meet prior to each Anheuser-Busch InBev’s shareholders’ meeting to determine how the Anheuser-Busch InBev shares held by the Stichting are to be voted. In addition, if completion of the SABMiller Transaction occurs by December 31, 2017, then, following completion, prior to each meeting of the board of directors of Newbelco at which certain key matters are considered, the Stichting board of directors will meet to determine how the eight members of the board of directors of Newbelco nominated exclusively by BRC and EPS/EPS Participations should vote.

The 2016 Shareholders’ Agreement requires EPS, EPS Participations, BRC and Rayvax, as well as any holder of certificates issued by the Stichting, to vote their Anheuser-Busch InBev shares in the same manner as the Anheuser-Busch InBev shares held by the Stichting. The parties agree to effect any free transfers of their Anheuser-Busch InBev shares in an orderly manner of disposal that does not disrupt the market for Anheuser-Busch InBev shares and in accordance with any conditions established by Anheuser-Busch InBev to ensure such orderly disposal. In addition, under the 2016 Shareholders’ Agreement, EPS, EPS Participations and BRC agree not to acquire any shares of Ambev’s capital stock, subject to limited exceptions.

Pursuant to the 2016 Shareholders’ Agreement, prior to the completion of the SABMiller Transaction, the Stichting board of directors nominates and proposes to Anheuser-Busch InBev’s shareholders’ meeting eight candidates for appointment to Anheuser-Busch InBev’s Board of Directors, among which each of BRC and EPS/EPS Participations has the right to nominate four candidates. In addition, the Stichting board of directors proposes to Anheuser-Busch InBev’s shareholders’ meeting three to six candidates for appointment to Anheuser-Busch InBev’s Board who are independent of Anheuser-Busch InBev’s shareholders. This mechanism (which is provided under the 2014 Shareholders Agreement) shall remain applicable if the SABMiller Transaction does not complete by December 31, 2017.

Pursuant to the 2016 Shareholders’ Agreement, if completion of the SABMiller Transaction occurs by December 31, 2017, the Stichting board of directors will, following completion, propose to Newbelco’s shareholders’ meeting nine candidates for appointment to Newbelco’s Board of Directors (instead of eight candidates under the 2014 Shareholders’ Agreement), among which each of BRC and EPS/EPS Participations will have the right to nominate four candidates, and one candidate will be nominated by the Stichting board of directors. The chairman of Newbelco’s board of directors will be required not to be directly or indirectly related to EPS or BRC.

Subject to the completion of the SABMiller Transaction by December 31, 2017, the 2016 Shareholders’ Agreement will remain in effect for an initial term until

August 27, 2034. If the SABMiller Transaction does not complete prior to December 31, 2017, the initial term of the 2016 Shareholders’ Agreement will remain August 27, 2024 (which is the initial term in effect under the 2014 Shareholders’ Agreement). In either case, the 2016 Shareholders’ Agreement will be automatically renewed for successive terms of ten years each unless, not later than two years prior to the expiration of the initial or any successive ten-year term, either party to the 2016 Shareholders’ Agreement notifies the other of its intention to terminate the 2016 Shareholders’ Agreement.

The 2016 Shareholders’ Agreement is attached to this Amendment No. 16 as Exhibit 2.37.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

2.1	Contribution and Subscription Agreement dated March 3, 2004 among the SB Group Companies named therein, the Stichting, EPS and InBev (incorporated by reference to the Schedule 13D relating to Ambev filed by the Original Reporting Persons on March 15, 2004).

2.2	Incorporação Agreement dated March 3, 2004 among Ambev, InBev, Mergeco and Labatt (incorporated by reference to the Schedule 13D relating to Ambev filed by the Original Reporting Persons on March 15, 2004).

2.3	Lock-up Agreement dated March 2, 2004 among EPS and BRC (incorporated by reference to the Schedule 13D relating to Ambev filed by the Original Reporting Persons on March 15, 2004).

2.4	Lock-up Agreement dated March 2, 2004 among InBev, Mr. Lemann, Mr. Sicupira and Mr. Telles (incorporated by reference to the Schedule 13D relating to Ambev filed by the Original Reporting Persons on March 15, 2004).

2.5	Interbrew Shareholders Agreement dated March 2, 2004 among BRC, EPS, Rayvax and the Stichting (incorporated by reference to the Schedule 13D relating to Ambev filed by the Original Reporting Persons on March 15, 2004).

2.6	Shareholders Agreement of Ambev executed on July 1, 1999 between the Fundação, Braco and ECAP, as well as Ambev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (English translation) (incorporated by reference to Exhibit A to Amendment No. 1 to Schedule 13D relating to Ambev filed on October 27, 2000 by the Fundação, Braco S.A. and ECAP).

2.7	First Amendment to the Ambev Shareholders Agreement (incorporated by reference to the Schedule 13D relating to Ambev filed by the Original Reporting Persons on March 15, 2004).

Exhibit No.	Description

2.8	Form of Amended InBev By-laws (English translation). (incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to Ambev filed by the Reporting Persons on September 2, 2004).

2.9	Form of Amended Stichting By-laws (English translation) (incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to Ambev filed by the Reporting Persons on September 2, 2004).

2.10	Form of Amended Stichting Conditions of Administration (incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to Ambev filed by the Reporting Persons on September 2, 2004).

2.11	Joint Filing Agreement pursuant to Rule 13d-1(k) (incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to Ambev filed by the Reporting Persons on September 2, 2004).

2.12	Letter dated March 2, 2004 to Mr. Lemann, Mr. Sicupira and Mr. Telles (incorporated by reference to the Schedule 13D relating to Ambev filed by the Original Reporting Persons on March 15, 2004).

2.13	Consent and Indemnity Agreement dated as of May 24, 2004 among Ambev, Interbrew, Mergeco and Labatt (incorporated by reference to the Amendment No. 1 to the Schedule 13D relating to Ambev filed by the Original Reporting Persons on March 27, 2004).

2.14	Shareholders Voting Rights Agreement, dated as of August 31, 2004, among Santa Erika Ltd, Santa Roseli Ltd., Santa Heloisa Ltd and Santa Paciencia Ltd., with Santa Ana C.V., Santa Vitoria C.V., Santa Carolina C.V., Santa Maria Isabel C.V., Mr. Lemann, Mr. Sicupira and Mr. Telles, as intervening parties, and S-BR, BR Global, Braco-M, Rougeval, Tinsel and BRC as acknowledging parties (Incorporated by reference to Exhibit C to the Schedule 13D relating to Ambev filed by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles on September 1, 2004).

Exhibit No.	Description

2.15	Press Release, dated September 2, 2004 (Incorporated by reference to the Amendment No. 4 to the Schedule 13D relating to Ambev filed by the Reporting Persons on September 10, 2004).

2.16	Press Release, dated October 12, 2004 (Incorporated by reference to the Amendment No. 5 to the Schedule 13D relating to Ambev filed by the Reporting Persons on October 13, 2004).

2.17	Edital (Invitation to Bid), dated February 14, 2005. (Incorporated by reference to the Amendment No. 6 to the Schedule 13D relating to Ambev filed by the Reporting Persons on February 15, 2005)

2.18	Letter of Transmittal and cover letter, dated February 28, 2005 (Incorporated by reference to the Amendment No. 7 to the Schedule 13D relating to Ambev filed by the Reporting Persons on March 1, 2005).

2.19	Press Release, dated March 23, 2005 (Incorporated by reference to Amendment No. 8 to the Schedule 13D relating to Ambev filed by the Reporting Persons on March 28, 2005).

2.20	Press Release, dated March 31, 2005 (Incorporated by reference to Amendment No. 9 to the Schedule 13D relating to Ambev filed by the Reporting Person on April 5, 2005).

2.21	Instrument of Accession, dated July 28, 2005, to the Ambev Shareholders Agreement (Incorporated by reference to Amendment No. 11 to the Schedule 13D relating to Ambev filed by the Reporting Persons on April 26, 2006).

2.22	List of Old Ambev Common Shares acquired by the Fundação from June 17, 2004 through March 24, 2006 (Incorporated by reference to Amendment No. 11 to the Schedule 13D relating to Ambev filed by the Reporting Persons on April 26, 2006).

2.23	Individual Investment Program of the Fundação (Incorporated by reference to Amendment No. 11 to the Schedule 13D relating to Ambev filed by the Reporting Persons on April 26, 2006).

Exhibit No.	Description

2.24	Amended and Restated Amendment No. 1 to Anheuser-Busch InBev Shareholders Agreement (Incorporated by reference to Amendment No. 12 to the Schedule 13D relating to Ambev filed by the Reporting Persons on December 19, 2008).

2.25	First Addendum to Amended and Restated Amendment No. 1 to Anheuser-Busch InBev Shareholders Agreement (Incorporated by reference to Amendment No. 12 to the Schedule 13D relating to Ambev filed by the Reporting Persons on December 19, 2008).

2.26	List of Old Ambev Common Shares acquired by the Fundação from December 9, 2008 through December 19, 2008 (Incorporated by reference to Amendment No. 12 to the Schedule 13D relating to Ambev filed by the Reporting Persons on December 19, 2008).

2.27	List of Old Ambev Common Shares acquired by IIBV from March 25, 2006 through December 19, 2008 (Incorporated by reference to Amendment No. 12 to the Schedule 13D relating to Ambev filed by the Reporting Persons on December 19, 2008).

2.28	List of Old Ambev Common Shares acquired by Ambrew from March 25, 2006 through December 19, 2008 (Incorporated by reference to Amendment No. 12 to the Schedule 13D relating to Ambev filed by the Reporting Persons on December 19, 2008).

2.29	Second Individual Investment Program of the Fundação (Incorporated by reference to Amendment No. 12 to the Schedule 13D relating to Ambev filed by the Reporting Persons on December 19, 2008).

2.30	Amended and Restated Anheuser-Busch InBev Shareholders Agreement, dated September 9, 2009 (Incorporated by reference to Exhibit 3.1 to Form 20-F filed by Anheuser-Busch InBev SA/NV on September 14, 2009).

2.31	List of Old Ambev Common Shares acquired by the Fundação from November 27, 2009 through February 12, 2010 (Incorporated by reference to Amendment No. 13 to the Schedule 13D relating to Ambev filed by the Reporting Persons on February 12, 2010).

Exhibit No.	Description

2.32	List of Ambev Common Shares acquired by the Fundação from October 23, 2014 to December 24, 2014 (Incorporated by reference to Amendment No. 14 to the Schedule 13D relating to Ambev filed by the Reporting Persons on December 24, 2014).

2.33	New Ambev Shareholders’ Agreement, dated April 16, 2013 (English-language translation) (incorporated by reference to Exhibit 9.1 to Form F-4 filed by Old Ambev on July 8, 2013).

2.34	2014 Shareholders’ Agreement, dated December 18, 2014 (Incorporated by reference to Amendment No. 14 to the Schedule 13D relating to Ambev filed by the Reporting Persons on December 24, 2014).

2.35	Powers of Attorney (Incorporated by reference to Amendment No. 15 to the Schedule 13D relating to Ambev filed by the Reporting Persons on March 9, 2015).

2.36	Funds Voting Agreement, effective November 1, 2015 (Incorporated by reference to Amendment No. 15 to the Schedule 13D relating to Ambev filed by the Reporting Persons on March 9, 2015).

2.37	2016 Shareholders’ Agreement, dated April 11, 2016 (filed herewith).

ANNEX A-1

Executive Officers and Directors of Anheuser-Busch InBev

Name	Citizenship	Business Address	Present Principal Occupation or Employment	Beneficial Ownership of Ambev Common Shares
Alex Behring	Brazil	Brouwerijplein 1, 3000 Leuven, Belgium	Managing Partner of 3G Capital, Director of Anheuser-Busch InBev	None

M. Michele Burns	United States	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Anheuser-Busch InBev	None

Alexandre Van Damme	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Anheuser-Busch InBev	None

Carlos Alberto Sicupira	Brazil	Via Mezdi 35, CH—7500, St Moritz, Switzerland.	Chairman of the Board of Lojas Americanas, Director of Anheuser-Busch InBev	11,283,145,506[1]

Elio Leoni Sceti	Italy	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Anheuser-Busch InBev	None

Grégoire de Spoelberch	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Anheuser-Busch InBev	None

Marcel Herrmann Telles	Brazil	Via Mezdi 35, CH—7500, St Moritz, Switzerland.	Director of Anheuser-Busch InBev	11,283,145,506[1]

Maria Asuncion Aramburuzabala	Mexico	Brouwerijplein 1, 3000 Leuven, Belgium	CEO and President of the Board of Tresalia Capital, Director of Anheuser-Busch InBev	None

Olivier Goudet	France	Brouwerijplein 1, 3000 Leuven, Belgium	Partner & CEO of JAB Holding Company, LLC, Director and Chairman of the Board of Anheuser-Busch InBev	None

Paul Cornet de Ways Ruart	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Anheuser-Busch InBev	None

Kasper Rorsted	Denmark	Brouwerijplein 1, 3000 Leuven, Belgium	CEO of Henkel AG & Company, KgaA, Director of Anheuser-Busch InBev	None

Paulo Alberto Lemann	Brazil	Brouwerijplein 1, 3000 Leuven, Belgium	Portfolio Manager of Pollux Capital, Director of Anheuser-Busch InBev	142,450

Stéfan Descheemaeker	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	CEO of Nomad Food, Director of Anheuser-Busch InBev	None

[1]	Messrs. Sicupira and Telles report that they share voting and dispositive power over 11,283,145,506 AmBev Common Shares. Messrs. Sicupira and Telles, along with Messr. Jorge Paulo Lemann, report their beneficial ownership of AmBev Common Shares on a separately filed Schedule 13D.

Name	Citizenship	Business Address	Present Principal Occupation or Employment	Beneficial Ownership of Ambev Common Shares

Valentin Diez Morodo	Mexico	Brouwerijplein 1, 3000 Leuven, Belgium	CEO and President of Grupo Nevadi Internacional, S.A. de C.V., Director of Anheuser-Busch InBev	None

David Almeida	United States and Brazil	250 Park Avenue, New York, New York 10177	Chief Integration Officer of Anheuser-Busch InBev	None

Carlos Brito	Brazil	250 Park Avenue, New York, New York 10177	Chief Executive Officer of Anheuser-Busch InBev	17,985

Pedro Earp	Brazil	250 Park Avenue, New York, New York 10177	Chief Disruptive Growth Officer of Anheuser-Busch InBev	344,626

Peter Kraemer	United States	250 Park Avenue, New York, New York 10177	Chief Supply Officer of Anheuser-Busch InBev	19,700

Miguel Patricio	Portugal	250 Park Avenue, New York, New York 10177	Chief Marketing Officer of Anheuser-Busch InBev	None

Tony Milikin	United States	Brouwerijplein 1, 3000 Leuven, Belgium	Chief Procurement Officer of Anheuser-Busch InBev	None

Claudio Garcia	Brazil	250 Park Avenue, New York, New York 10177	Chief People Officer of Anheuser-Busch InBev	None

Felipe Dutra	Brazil	250 Park Avenue, New York, New York 10177	Chief Financial and Technology Officer of Anheuser-Busch InBev	3,100

Luiz Fernando Edmond	Brazil	250 Park Avenue, New York, New York 10177	Chief Sales Officer of Anheuser-Busch InBev	2,782,625

Joao Castro Neves	Brazil	One Busch Place, 202-9 St. Louis, MO 63118, US	Zone President North America of Anheuser-Busch InBev	17,870,256

Bernardo Pinto Paiva	Brazil	Rua Dr Renato Paes de Barros 1017, 4 Andar, 04530-001 Itaim Bibi, Sao Paulo, Brazil	Zone President Latin America North of Anheuser-Busch InBev	636,091

Marcio Froes	Brazil	Cervecería y Malteria Quilmes,Av. 12 de Octubre 100, 1878 Quilmes, Prov. de Buenos Aires, Argentina	Zone President Latin America South of Anheuser-Busch InBev	3,534,425

Michel Doukeris	Brazil	26F, Raffles City Shanghai Office Tower 268 Middle Xizang Road , 200001 Shanghai, P.R. China	Zone President Asia Pacific of Anheuser-Busch InBev	None

Name	Citizenship	Business Address	Present Principal Occupation or Employment	Beneficial Ownership of Ambev Common Shares

Ricardo Tadeu	Brazil	Grupo Modelo S.A.B. DE C.V. Cerrada de Palomas # 22, Piso 4,5,6 ,Colonia Reforma Social , Del. Miguel Hidalgo C.P. 11560 México, D.F.	Zone President Mexico of Anheuser-Busch InBev and CEO of Grupo Modelo	516,590

Sabine Chalmers	Germany and United States	250 Park Avenue, New York, New York 10177	Chief Legal and Corporate Affairs Officer and Secretary to the Board of Directors of Anheuser-Busch InBev	None

Stuart MacFarlane	United Kingdom	Brouwerijplein 1, 3000 Leuven, Belgium	Zone President Europe of Anheuser-Busch InBev	None

ANNEX A-2

Executive Officers and Directors of IIBV

Name	Citizenship	Business Address	Present Principal Occupation or Employment
Gert Boulangé	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Anheuser-Busch InBev Tax Director

Yannick Bomans	Belgium	15, Breedewues, 1259 Senningerberg, G.D. Luxembourg	Anheuser-Busch InBev Group Director Control Parent Companies

Daan Siero	Netherlands	Ceresstraat 1, 4811 CA Breda, the Netherlands	Anheuser-Busch InBev Tax Director Europe

Jolette Wiersema	Netherlands	Ceresstraat 1, 4811 CA Breda, the Netherlands	Legal Counsel

Jeroen Heerkens	Netherlands	Ceresstraat 1, 4811 CA Breda, the Netherlands	Legal Counsel

ANNEX A-3

Directors of Stichting

Name	Citizenship	Business Address	Present Principal Occupation or Employment
Jorge Paulo Lemann	Brazil	Zürcherstrasse 325, 8645 Jona, Switzerland	Director the Stichting.

Carlos Alberto da Veiga Sicupira	Brazil	Redingstrasse 4, 3rd Flr, CH - 9000, St. Gallen, Switzerland	Director of Anheuser-Busch InBev

Marcel Herrmann Telles	Brazil	Redingstrasse 4, 4th Flr, CH - 9000, St. Gallen, Switzerland	Director of Anheuser-Busch InBev

Roberto Moses Thompson Motta	Brazil	600 Third Avenue, 37th floor, New York, NY 10016, USA	Director of the Stichting

Paul Cornet de Ways Ruart	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Anheuser-Busch InBev

Alexandre Van Damme	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Anheuser-Busch InBev

Grégoire de Spoelberch	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Anheuser-Busch InBev

Stéfan Descheemaeker	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Anheuser-Busch InBev

ANNEX A-4

Directors of EPS

Name	Citizenship	Business Address	Present Principal Occupation or Employment
Frederic de Mevius	Belgium	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of EPS

Juan de Hemptinne	Belgium	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of EPS

Christophe d’Ansembourg	Luxembourg	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of EPS

Grégoire de Spoelberch	Belgium	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of Anheuser-Busch InBev, the Stichting and EPS; CEO of GDS Consult SA

Alexandre Van Damme	Belgium	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of Anheuser-Busch InBev, the Stichting and EPS

Comtesse Edwine van der Straten Ponthoz	Belgium	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of EPS

Maximilien de Limburg Stirum	Belgium	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of EPS, Chairman of SFI

Diane de Spoelberch	Belgium	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of EPS

Paul Cornet De Ways Ruart	Belgium	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of Anheuser-Busch InBev, the Stichting and EPS

Stéfan Descheemaeker	Belgium	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of Anheuser-Busch InBev, the Stichting and EPS

ANNEX A-5

Directors of Ambrew

Name	Citizenship	Business Address	Present Principal Occupation or Employment
Yann Callou	France	15, Breedewues, 1259 Senningerberg, G.D. Luxembourg	Anheuser-Busch InBev Group Manager Treasury Operations

Yannick Bomans	Belgium	15, Breedewues, 1259 Senningerberg, G.D. Luxembourg	Anheuser-Busch InBev Group Director Control Parent Companies

Gert Magis	Belgium	15, Breedewues, 1259 Senningerberg, G.D. Luxembourg	Anheuser-Busch InBev Group Controller Parent Companies

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 18, 2016

ANHEUSER-BUSCH INBEV SA/NV

by	/s/ Jan Vandermeersch
Name:	Jan Vandermeersch
Title:	Senior Legal Counsel Corporate

by	/s/ Benoit Loore
Name:	Benoit Loore
Title:	VP Corporate Governance

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 18, 2016

STICHTING ANHEUSER-BUSCH INBEV

by	*
Name:	P. Cornet
Title:	Class A Director

by	/s/ Roberto Moses Thompson Motta
Name:	Roberto Moses Thompson Motta
Title:	Class B Director

*By:	/s/ Sandrine Hirsch
Sandrine Hirsch
Attorney-in-Fact

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 18, 2016

EUGÉNIE PATRI SÉBASTIEN S.A.

by:	*
Name:	P. Cornet
Title:	Director

by:	*
Name:	A. Van Damme
Title:	Director

by:	*
Name:	F. de Mevius
Title:	Director

*By:	/s/ Sandrine Hirsch
Sandrine Hirsch
Attorney-in-Fact

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 18, 2016

AMBREW S.À.R.L.

by	/s/ Gert Magis
Name:	Gert Magis
Title:	Manager

by	/s/ Yann Callou
Name:	Yann Callou
Title:	Manager

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 18, 2016

INTERBREW INTERNATIONAL B.V.

by	/s/ Gert Boulangé
Name:	Gert Boulangé
Title:	Director

by	/s/ Daan Siero
Name:	Daan Siero
Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

2.1	Contribution and Subscription Agreement dated March 3, 2004 among the SB Group Companies named therein, the Stichting, EPS and InBev (incorporated by reference to the Schedule 13D relating to Ambev filed by the Original Reporting Persons on March 15, 2004).

2.2	Incorporação Agreement dated March 3, 2004 among Ambev, InBev, Mergeco and Labatt (incorporated by reference to the Schedule 13D relating to Ambev filed by the Original Reporting Persons on March 15, 2004).

2.3	Lock-up Agreement dated March 2, 2004 among EPS and BRC (incorporated by reference to the Schedule 13D relating to Ambev filed by the Original Reporting Persons on March 15, 2004).

2.4	Lock-up Agreement dated March 2, 2004 among InBev, Mr. Lemann, Mr. Sicupira and Mr. Telles (incorporated by reference to the Schedule 13D relating to Ambev filed by the Original Reporting Persons on March 15, 2004).

2.5	Interbrew Shareholders Agreement dated March 2, 2004 among BRC, EPS, Rayvax and the Stichting (incorporated by reference to the Schedule 13D relating to Ambev filed by the Original Reporting Persons on March 15, 2004).

2.6	Shareholders Agreement of Ambev executed on July 1, 1999 between the Fundação, Braco and ECAP, as well as Ambev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (English translation) (incorporated by reference to Exhibit A to Amendment No. 1 to Schedule 13D relating to Ambev filed on October 27, 2000 by the Fundação, Braco S.A. and ECAP).

Exhibit No.	Description

2.7	First Amendment to the Ambev Shareholders Agreement (incorporated by reference to the Schedule 13D relating to Ambev filed by the Original Reporting Persons on March 15, 2004).

2.8	Form of Amended InBev By-laws (English translation). (incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to Ambev filed by the Reporting Persons on September 2, 2004).

2.9	Form of Amended Stichting By-laws (English translation) (incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to Ambev filed by the Reporting Persons on September 2, 2004).

2.10	Form of Amended Stichting Conditions of Administration (incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to Ambev filed by the Reporting Persons on September 2, 2004).

2.11	Joint Filing Agreement pursuant to Rule 13d-1(k) (incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to Ambev filed by the Reporting Persons on September 2, 2004).

2.12	Letter dated March 2, 2004 to Mr. Lemann, Mr. Sicupira and Mr. Telles (incorporated by reference to the Schedule 13D relating to Ambev filed by the Original Reporting Persons on March 15, 2004).

2.13	Consent and Indemnity Agreement dated as of May 24, 2004 among Ambev, Interbrew, Mergeco and Labatt (incorporated by reference to the Amendment No. 1 to the Schedule 13D relating to Ambev filed by the Original Reporting Persons on March 27, 2004).

Exhibit No.	Description

2.14	Shareholders Voting Rights Agreement, dated as of August 31, 2004, among Santa Erika Ltd, Santa Roseli Ltd., Santa Heloisa Ltd and Santa Paciencia Ltd., with Santa Ana C.V., Santa Vitoria C.V., Santa Carolina C.V., Santa Maria Isabel C.V., Mr. Lemann, Mr. Sicupira and Mr. Telles, as intervening parties, and S-BR, BR Global, Braco-M, Rougeval, Tinsel and BRC as acknowledging parties (Incorporated by reference to Exhibit C to the Schedule 13D relating to Ambev filed by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles on September 1, 2004).

2.15	Press Release, dated September 2, 2004 (Incorporated by reference to the Amendment No. 4 to the Schedule 13D relating to Ambev filed by the Reporting Persons on September 10, 2004).

2.16	Press Release, dated October 12, 2004 (Incorporated by reference to the Amendment No. 5 to the Schedule 13D relating to Ambev filed by the Reporting Persons on October 13, 2004).

2.17	Edital (Invitation to Bid), dated February 14, 2005. (Incorporated by reference to the Amendment No. 6 to the Schedule 13D relating to Ambev filed by the Reporting Persons on February 15, 2005)

2.18	Letter of Transmittal and cover letter, dated February 28, 2005 (Incorporated by reference to the Amendment No. 7 to the Schedule 13D relating to Ambev filed by the Reporting Persons on March 1, 2005).

2.19	Press Release, dated March 23, 2005 (Incorporated by reference to Amendment No. 8 to the Schedule 13D relating to Ambev filed by the Reporting Persons on March 28, 2005).

2.20	Press Release, dated March 31, 2005 (Incorporated by reference to Amendment No. 9 to the Schedule 13D relating to Ambev filed by the Reporting Person on April 5, 2005).

Exhibit No.	Description

2.21	Instrument of Accession, dated July 28, 2005, to the Ambev Shareholders Agreement (Incorporated by reference to Amendment No. 11 to the Schedule 13D relating to Ambev filed by the Reporting Persons on April 26, 2006).

2.22	List of Old Ambev Common Shares acquired by the Fundação from June 17, 2004 through March 24, 2006 (Incorporated by reference to Amendment No. 11 to the Schedule 13D relating to Ambev filed by the Reporting Persons on April 26, 2006).

2.23	Individual Investment Program of the Fundação (Incorporated by reference to Amendment No. 11 to the Schedule 13D relating to Ambev filed by the Reporting Persons on April 26, 2006).

2.24	Amended and Restated Amendment No. 1 to Anheuser-Busch InBev Shareholders Agreement (Incorporated by reference to Amendment No. 12 to the Schedule 13D relating to Ambev filed by the Reporting Persons on December 19, 2008).

2.25	First Addendum to Amended and Restated Amendment No. 1 to Anheuser-Busch InBev Shareholders Agreement (Incorporated by reference to Amendment No. 12 to the Schedule 13D relating to Ambev filed by the Reporting Persons on December 19, 2008).

2.26	List of Old Ambev Common Shares acquired by the Fundação from December 9, 2008 through December 19, 2008 (Incorporated by reference to Amendment No. 12 to the Schedule 13D relating to Ambev filed by the Reporting Persons on December 19, 2008).

2.27	List of Old Ambev Common Shares acquired by IIBV from March 25, 2006 through December 19, 2008 (Incorporated by reference to Amendment No. 12 to the Schedule 13D relating to Ambev filed by the Reporting Persons on December 19, 2008).

Exhibit No.	Description

2.28	List of Old Ambev Common Shares acquired by Ambrew from March 25, 2006 through December 19, 2008 (Incorporated by reference to Amendment No. 12 to the Schedule 13D relating to Ambev filed by the Reporting Persons on December 19, 2008).

2.29	Second Individual Investment Program of the Fundação (Incorporated by reference to Amendment No. 12 to the Schedule 13D relating to Ambev filed by the Reporting Persons on December 19, 2008).

2.30	Amended and Restated Anheuser-Busch InBev Shareholders Agreement, dated September 9, 2009 (Incorporated by reference to Exhibit 3.1 to Form 20-F filed by Anheuser-Busch InBev SA/NV on September 14, 2009).

2.31	List of Old Ambev Common Shares acquired by the Fundação from November 27, 2009 through February 12, 2010 (Incorporated by reference to Amendment No. 13 to the Schedule 13D relating to Ambev filed by the Reporting Persons on February 12, 2010).

2.32	List of Ambev Common Shares acquired by the Fundação from October 23, 2014 to December 24, 2014 (Incorporated by reference to Amendment No. 14 to the Schedule 13D relating to Ambev filed by the Reporting Persons on December 24, 2014).

2.33	New Ambev Shareholders’ Agreement, dated April 16, 2013 (English-language translation) (incorporated by reference to Exhibit 9.1 to Form F-4 filed by Old Ambev on July 8, 2013).

2.34	2014 Shareholders’ Agreement, dated December 18, 2014 (Incorporated by reference to Amendment No. 14 to the Schedule 13D relating to Ambev filed by the Reporting Persons on December 24, 2014).

2.35	Powers of Attorney (Incorporated by reference to Amendment No. 15 to the Schedule 13D relating to Ambev filed by the Reporting Persons on March 9, 2015).

Exhibit No.	Description

2.36	Funds Voting Agreement, effective November 1, 2015 (Incorporated by reference to Amendment No. 15 to the Schedule 13D relating to Ambev filed by the Reporting Persons on March 9, 2015).

2.37	2016 Shareholders’ Agreement, dated April 11, 2016 (filed herewith).